Exhibit 99.1

Management’s Discussion and Analysis

of Financial Condition and Results of Operations
For the Nine Months Ended September 30, 2005

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited consolidated financial statements for the nine months ended September 30, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the following should be read in conjunction with the 2004 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40-F on file with the Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.  This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein.  All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of November 7, 2005.

THIRD QUARTER HIGHLIGHTS

•

Net earnings of $56.5 million ($0.17 per share), compared to $9.9 million ($0.05 per share) in 2004.

•

Operating cash flows of $84.8 million (2004 – $22.3 million).

•

Gold production of 283,700 ounces (2004 - 163,800 ounces).

•

Gold sales more than doubled to 276,700 ounces (2004 - 112,800 ounces).

•

Total cash costs of $9 per ounce, compared to $121 per ounce in 2004.

•

Dividends paid of $15.2 million.

•

Cash and cash equivalents at September 30, 2005 totalled $421 million.

•

First gold pour at the Amapari project, with commercial production expected during the fourth quarter.

•

On October 30, 2005, Goldcorp entered into an agreement with Barrick such that, following Barrick’s successful acquisition of Placer Dome, Goldcorp will acquire from Barrick certain of Placer Dome’s Canadian operations and other assets for cash of approximately $1.35 billion.

OVERVIEW

Goldcorp is a leading intermediate gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) on February 14, 2005, the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States.  Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil.  Goldcorp also owns a 65% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).  In addition, the Company has five series of share purchase warrants which trade on the Toronto Stock Exchange; two of which also trade on the New York Stock Exchange.  The Series A, B and C share purchase warrants replaced the former Wheaton share purchase warrants as of April 15, 2005, adding to the two previously existing series of Goldcorp share purchase warrants.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets.   The Company has a strong and liquid balance sheet, no debt outstanding and has not hedged or sold forward any of its future gold production.

Goldcorp is presently the world’s lowest cost million ounce gold producer.  As a result of the proposed transaction with Barrick Gold Corporation (“Barrick”), 2007 gold production is expected to double from current levels to 2.4 million ounces.

ACQUISITION OF WHEATON RIVER MINERALS LTD

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton.  As of February 14, 2005, the effective date of the acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer.  With conditions met, the special $0.50 per share cash dividend, totalling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired.  Consideration amounted to $1,887 million satisfied by the issue of 143.8 million Goldcorp shares at a price of $13.13 per share.  In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA 1581 “Business Combinations”.  These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15, 2005 to April 15, 2005, and 100% of the results thereafter.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information and perform further analysis with respect to each of the Wheaton assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

SUMMARIZED FINANCIAL RESULTS

	September 30		June 30		March 31		December 31
	2005	2004	2005	2004	2005	2004	2004	2003
			(note 1)		(note 1)
Revenues ($000’s)	$203,669	$50,369	$301,605	$40,461	$122,849	$48,314	$51,872	$110,625
Gold produced (ounces)	283,700	163,800	281,000	138,600	275,400	159,300	166,300	158,300
Gold sold (ounces)	276,700	112,800	543,100	93,600	217,500	107,400	113,800	280,400
Average realized gold price (per ounce)	$444	$399	$432	$393	$430	$411	$432	$388
Average London spot gold price (per ounce)	$440	$401	$427	$393	$427	$408	$434	$391
Earnings from operations ($000’s)	$86,977	$22,839	$162,410	$16,363	$53,694	$26,703	$19,347	$63,267
Net earnings ($000’s)	$56,521	$9,854	$98,030	$9,198	$29,489	$17,328	$14,967	$43,330
Earnings per share Basic	$0.17	$0.05	$0.30	$0.05	$0.12	$0.09	$0.08	$0.23
Diluted	$0.15	$0.05	$0.28	$0.05	$0.11	$0.09	$0.08	$0.22
Cash flow from operating activities ($000’s)	$84,816	$22,306	$163,870	$11,947	$80,244	$(3,538)	$22,388	$69,849
Total cash costs (per gold ounce) (note 2)	$9	$121	$52	$116	$94	$100	$127	$95
Dividends paid ($000’s)	$15,231	$8,537	$15,213	$8,532	$105,305	$27,454	$8,548	$10,091
Cash and cash equivalents ($000’s)	$420,901	$315,642	$420,843	$302,850	$338,966	$328,701	$333,375	$378,954
Total assets ($000’s)	$3,839,225	$648,914	$3,755,982	$608,541	$3,309,220	$607,488	$701,518	$638,523

(1)

Includes, with the exception of net earnings, 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition.  Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)

The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue and for Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.

RESULTS OF OPERATIONS

	Three Months Ended September 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(note 1)	(note 2)		(note 3)
Revenues ($000’s)	$65,448	$81,479	$24,300	$ -	$11,536	$7,002	$18,107	$(4,203)	$203,669
Gold produced (ounces)	153,700	48,100	41,000	-	29,700	11,200	-	-	283,700
Gold sold (ounces)	147,900	48,200	39,100	-	26,200	15,300	-	-	276,700
Average realized gold price (per ounce)	$440	$452	$440	$ -	$449	$444	$ -	$ -	$444
Earnings from operations ($000’s)	$36,935	$36,002	$3,503	$-	$1,927	$537	$6,088	$1,985	$86,977
Total cash costs (per gold ounce)	$110	($594)	$118	$ -	$241	$307	$ -	$ -	$9

	Three Months Ended September 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues ($000’s)	$41,372	$5,763	$3,234	$50,369
Gold produced (ounces)	143,800	20,000	-	163,800
Gold sold (ounces)	99,000	13,800	-	112,800
Average realized gold price (per ounce)	$398	$405	$-	$399
Earnings (loss) from operations ($000’s)	$26,542	$1,545	($5,248)	$22,839
Total cash costs (per gold ounce)	$100	$271	$-	$121

(1)

Includes Goldcorp’s 37.5% share of the results of Alumbrera.  The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(2)

All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(3)

The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

	Nine Months Ended September 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(notes 1,2)	(notes 1,3)	(note 1)	(notes 1,4)		(note 1)	(note 1)
Revenues ($000’s)	$298,374	$168,275	$63,687	$-	$31,890	$28,954	$48,227	$(11,283)	$628,124
Gold produced (ounces)	495,000	120,700	103,200	-	75,900	45,300	-	-	840,100
Gold sold (ounces)	683,800	111,100	106,400	-	70,700	65,300	-	-	1,037,300
Average realized gold price (per ounce)	$434	$439	$432	$-	$440	$434	$-	$-	$435
Earnings (loss) from operations ($000’s)	$205,255	$71,339	$10,231	$-	$5,773	$3,190	$16,542	$(9,247)	$303,083
Total cash costs (per gold ounce)	$87	$(502)	$109	$-	$251	$289	$-	$-	$49

	Nine Months Ended September 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues ($000’s)	$110,325	$19,294	$9,525	$139,144
Gold produced (ounces)	400,800	60,900	-	461,700
Gold sold (ounces)	267,000	46,800	-	313,800
Average realized gold price (per ounce)	$402	$401	-	$402
Earnings (loss) from operations ($000’s)	$74,951	$3,092	($12,440)	$65,603
Total cash costs (per gold ounce)	$87	$250	-	$112

(1)

Includes 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition.

(2)

Includes Goldcorp’s 37.5% share of the results of Alumbrera.  The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)

All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)

The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

OPERATIONAL REVIEW

Red Lake Mine

	Three Months Ended
Operating Data	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
Tonnes of ore milled	58,500	60,600	59,400	56,500	58,500
Average mill head grade (grams/tonne)	74	79	104	86	68
Average recovery rate	97%	97%	97%	97%	97%
Gold produced (ounces)	153,700	142,800	198,500	151,100	143,800
Gold sold (ounces)	147,900	408,500	127,400	98,300	99,000
Average realized gold price (per ounce)	$440	$433	$429	$427	$398
Total cash costs (per ounce)	$110	$81	$81	$105	$100

Financial Data
(in thousands)
Revenues	$65,448	$176,939	$55,987	$41,883	$41,372
Earnings from operations	$36,935	$129,144	$39,176	$27,317	$26,542

The Red Lake mine had a strong third quarter, producing 153,700 ounces of gold at a total cash cost of $110 per ounce sold, compared with 143,800 ounces at a total cash cost of $100 per ounce for the corresponding period last year.  The Canadian dollar was approximately 9% stronger relative to the United States dollar, compared to the third quarter of 2004, which negatively impacted the total cash costs per ounce.  The average mill feed grade was 74 g/t and recoveries were maintained at 97%.

This quarter represented the first quarter in which the gold sold approximated the amount of gold produced.  Previously, the Company had adopted a policy of holding back from sale approximately one-third of mine production.  This practice was discontinued effective April 1, 2005 and the gold bullion on hand at that date was sold during the second quarter.

During the quarter, the new shaft was advanced by 153 metres, bringing the depth to 1,257 metres as at September 30, 2005.   Progress was slowed by poor ground conditions for much of the quarter, but conditions are now improving and increased productivity is expected going forward.  On surface, the new ore loading facility and conveyor have now been erected. Shaft completion is anticipated in late 2007 with the expanded mill to be ready for operation prior to that.

A comprehensive strategic review of the mine plan is well underway, in order to maximize the benefits of the new shaft.  It is anticipated that the review will be completed by year end.

Alumbrera Mine (Goldcorp interest – 37.5%)

	Three Months Ended
Operating Data	Sep 30 2005	June 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
			(six weeks) (note 1)
Tonnes of ore mined	2,527,400	3,442,900	1,725,600	3,235,300	3,182,800	2,935,000
Tonnes of waste removed	8,188,600	7,535,900	3,540,800	7,190,200	7,174,200	7,303,000
Ratio of waste to ore	3.2	2.2	2.1	2.2	2.3	2.5
Tonnes of ore milled	3,255,900	3,450,000	1,735,761	3,430,200	3,463,400	3,400,600
Average mill head grade – Gold (grams/tonne)	0.60	0.58	0.55	0.56	0.79	0.65
– Copper (%)	0.57%	0.56%	0.46%	0.49%	0.62%	0.54%
Average recovery rate – Gold (%)	77%	77%	78%	77%	80%	77%
– Copper (%)	89%	91%	89%	90%	91%	89%
Gold produced (ounces)	48,100	48,900	23,700	47,600	70,500	55,200
Copper produced (thousands of pounds)	36,270	38,994	17,162	32,781	43,007	36,151
Gold sold (ounces)	48,200	47,700	15,200	50,200	51,900	54,200
Copper sold (thousands of pounds)	38,568	33,937	9,998	30,000	32,909	34,914
Average realized price – Gold (per ounce)	$452	$422	$452	$417	$451	$405
– Copper (per pound)	$1.85	$1.59	$1.62	$1.62	$1.51	$1.38
Total cash costs (per gold ounce) (note 2)	($594)	$(442)	$(397)	$(389)	$(457)	$(374)

Financial Data
(in thousands)			(note 1)
Revenues	$81,479	$65,612	$21,184	$61,231	$68,540	$65,049
Earnings from operations	$36,002	$26,323	$9,014	$32,586	$40,168	$33,753

(1)

Alumbrera’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

(2)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months ended September 30, 2005 would be $185 per ounce of gold and $0.88 per pound of copper (September 30, 2004 - $150 per ounce of gold and $0.57 per pound of copper).

During the third quarter, the stripping ratio increased from an average of 2.2 to 3.2, in line with plan, as a result of the mining sequence.  This is expected to reduce to 2.6 in the fourth quarter and an average of 2.9 in 2006.  Mill throughput for the quarter, which included approximately 700,000 tonnes of stockpiled ore, was approximately 6% below expectations as a result of power outages caused by storms.

Total cash costs decreased in the third quarter to minus $594 per ounce of gold, net of by-product copper credits, compared to minus $374 per ounce during the same period last year.  This decrease in total cash costs resulted primarily from a 34% improvement in the copper price to an average of $1.85 per pound, offset by a doubling of copper concentrate treatment and refining charges and a 36% increase in ocean freight costs.  Also, operating costs have been adversely affected by inflationary pressures, primarily a 60% increase in fuel costs and a 20% increase in the price of electricity, compared with 2004, increasing total costs per tonne of ore milled by approximately 20% overall.

Product shipments late in the third quarter (Goldcorp’s share – 11,200 ounces of gold and 9,060,000 pounds of copper) will not be recognized as sales until the fourth quarter due to the shipping schedules which delayed the transfer of title.  These shipments would have increased Goldcorp’s revenue by $17.2 million and net earnings by $7.1 million in the third quarter, the impact of which has been offset by late shipments in the second quarter, which were not recognized as sales until the third quarter.

Design work is well underway on the 8% expansion of the concentrator to a 40 million tonne per annum milling capacity (Goldcorp’s share – 15 million tonnes) through the installation of an additional 6.7 MW ball mill and ancillary equipment. As previously reported, orders for major long lead time equipment have already been placed. The capital cost of the concentrator expansion is estimated at $16 million (Goldcorp’s share – $6 million) with commissioning expected by the end of 2006.

The open pit trial of multiple benching and pre-splitting continues to produce excellent results in the upper levels of the mine, further reinforcing the possible opportunities to optimize the pit ore and waste volumes.

Meanwhile, further delineation diamond drilling continued in the pit area during the quarter with 14 of the planned 20 holes completed.  The drilling program is on schedule for completion by the fourth quarter of 2005.  The ongoing geotechnical optimization and delineation drilling program may lead to a further increase in reserves and resources.

Luismin Mines

	Three Months Ended
Operating Data	Sep 30 2005	Jun 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
			(six weeks) (note 1)
Tonnes of ore milled	244,100	218,700	100,800	199,000	199,900	187,800
Average mill head grade – Gold (grams/tonne)	5.55	6.23	6.58	6.59	5.35	5.95
– Silver (grams/tonne)	332	310	328	335	280	326
Average recovery rate – Gold (%)	94%	95%	96%	95%	94%	95%
– Silver (%)	88%	91%	90%	88%	88%	91%
Gold produced (ounces)	41,000	41,800	20,400	40,000	32,300	34,200
Silver produced (ounces)	2,005,700	1,974,400	961,500	1,894,000	1,586,900	1,798,700
Gold sold (ounces)	39,100	44,000	23,300	38,300	32,800	33,400
Silver sold (ounces)	2,003,800	1,976,400	1,314,800	1,974,000	1,615,100	1,792,000
Average realized price – Gold (per ounce)	$440	$427	$430	$428	$436	$402
– Silver (per ounce) (note 2)	$3.90	$3.90	$3.90	$3.90	$4.33	$6.47
Total cash costs per gold ounce (note 2)	$118	$115	$80	$86	$115	$71

Financial Data
(in thousands)			(note 1)
Revenues	$24,300	$25,559	$13,828	$22,942	$20,676	$24,406
Earnings from operations	$3,503	$3,328	$3,400	$5,529	$6,238	$10,811

(1)

Luismin’s results are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

(2)

Subsequent to October 15, 2004, all Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce (pro forma basis prior to October 15, 2004).

Gold production for the three months ended September 30, 2005 was 41,000 ounces, a 20% increase compared to the same period in 2004, as a result of a 30% increase in tonnes milled, offset by slightly lower gold grades and recoveries.  The installation of two additional treatment tanks at San Dimas mine has increased the mill capacity by 25%, compared with 2004.  Cash costs were higher during the quarter as compared to 2004 due primarily to lower gold grades, fuel and labour cost pressures, as well as under-utilization of mill capacity.  Modifications will be completed by year end, which will allow increased mill throughput without a reduction in recoveries.

During the quarter, intensive exploration and development activities continued throughout each of the Luismin operations, with exploration meters drilled increasing by 11% compared to the third quarter of 2004.

Peak Mine

	Three Months Ended
Operating Data	Sep 30 2005	Jun 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
			(six weeks) (note 1)
Tonnes of ore milled	148,700	165,200	82,600	167,300	165,800	162,200
Average mill head grade – Gold (grams/tonne)	6.94	6.67	6.22	5.95	8.23	7.94
– Copper (%)	0.46%	0.28%	0.58%	0.61%	0.39%	0.55%
Average recovery rate – Gold (%)	89%	88%	91%	90%	92%	89%
– Copper (%)	71%	60%	82%	80%	84%	81%
Gold produced (ounces)	29,700	31,100	15,100	29,000	40,600	37,100
Copper produced (thousands of pounds)	1,065	579	864	1,819	1,195	1,590
Gold sold (ounces)	26,200	27,200	17,300	27,800	40,200	33,100
Copper sold (thousands of pounds)	734	505	1,612	1,612	892	1,492
Average realized price – Gold (per ounce)	$449	$442	$423	$422	$460	$400
– Copper (per pound)	$1.71	$1.53	$1.36	$1.36	$1.54	$1.29
Total cash costs per gold ounce (note 2)	$241	$246	$272	$278	$197	$161

Financial Data
(in thousands)			(note 1)
Revenues	$11,536	$12,326	$8,028	$12,091	$18,969	$14,610
Earnings from operations	$1,927	$2,138	$1,708	$1,741	$7,786	$5,230

(1)

Peak’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

(2)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

Peak sold 26,200 ounces of gold and 0.7 million pounds of copper during the quarter. There remains approximately 10,000 ounces of gold in stockpiled concentrate to be sold by the end of the year.  Ore milled was in line with plan, however, 15,000 tonnes of ore was toll treated for a third party during the quarter.  Production of 29,700 ounces was below expectations, due primarily to a five day shutdown to work on the mill upgrade project, which is expected to increase capacity to 750,000 tonnes per annum once completed in 2006.  The scheduled high grade production from the Perseverance ore body was brought on line with good results towards the end of the quarter. Higher grades are scheduled for the fourth quarter, which is anticipated to result in increased gold production.

Total cash costs for the quarter were $241 per ounce of gold.  These costs are higher than the same quarter in 2004, as a result of a 7% stronger Australian dollar relative to the United States dollar, lower average mill head grades processed (particularly by-product copper), and increased concentrate treatment and refining charges resulting from market constraints on smelter capacity.

The New Cobar underground project was completed at the end of September with the project being delivered well under budget and on time. The total cost of the project was$6.1 million compared to a budget of $8.1 million. Development ore has been treated with excellent metallurgical results to date.  New Cobar produced 3,200 ounces during the quarter which were sold and credited against the project costs since the project had not yet achieved sufficient production rates to be deemed to be in commercial production.  Access to this ore body will provide Peak with far more operational flexibility by providing another ore source to assist ore scheduling to the mill.

Exploration work and delineation drilling continued to focus on New Cobar, Upper Peak and Perseverance Zone D.

Wharf Mine

	Three Months Ended
Operating Data	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
Tonnes of ore mined	755,500	584,300	646,000	735,000	722,000
Tonnes of ore processed	733,900	561,100	656,000	670,000	760,000
Average grade of gold processed (grams/tonne)	1.04	0.99	1.10	0.93	1.06
Average recovery rate (%)	75%	75%	75%	75%	75%
Gold produced (ounces)	11,200	16,400	17,700	15,200	20,000
Gold sold (ounces)	15,300	15,700	34,300	15,500	13,800
Average realized gold price (per ounce)	$444	$429	$431	$432	$405
Total cash costs (per ounce)	$307	$291	$282	$268	$271

Financial Data
(in thousands)
Revenues	$7,002	$7,014	$14,938	$6,826	$5,763
Earnings from operations	$537	$627	$2,026	$1,270	$1,545

The Wharf Mine produced 11,2 00 ounces of gold in the quarter; ounces sold were 15,300 compared to 13,800 ounces in 2004.   Total cash costs for the quarter were $30 7 per ounce, compared to $271 per ounce during the third quarter of 2004, a 13% increase primarily as a result of the lower ounces produced .  Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.   The l ower gold ounces produced for the quarter were due to the higher than expected silver content in the processed ore ..  This silver content displ aces gold in the recovery plant , keeping the gold in the circuit longer due to the physical limitation of the recovery plant .

Silver Wheaton Corp. (Goldcorp interest – 65%)

(100% figures shown)		Three Months Ended
Operating Data	Sep 30 2005	Jun 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
			(six weeks) (note 1)
Ounces of silver purchased – Luismin	2,003,800	2,088,000	1,314,800	1,974,000	1,387,300	-
– Zinkgruvan	531,000	476,200	223,300	330,800	240,500	-
– Total	2,534,800	2,564,200	1,538,100	2,304,800	1,627,800	-
Ounces of silver sold – Luismin	2,003,800	2,088,000	1,314,800	1,974,000	1,387,300	-
– Zinkgruvan	531,000	580,400	226,400	349,000	117,800	-
– Total	2,534,800	2,668,400	1,541,200	2,323,000	1,505,100	-
Average realized silver price (per ounce)	$7.13	$7.22	$7.04	$6.92	$7.30	$-
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$3.90	$3.90	$-

Financial Data
(in thousands)			(note 1)
Revenues	$18,107	$19,263	$10,857	$16,077	$10,986	$-
Earnings from operations	$6,088	$6,560	$3,894	$5,257	$3,938	$-

(1)

Silver Wheaton’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

Silver Wheaton, a publicly traded company, is owned 65% by Goldcorp as a result of the acquisition of Wheaton.  Silver Wheaton has agreements to purchase all of the silver produced by Goldcorp’s Luismin mines in Mexico and Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.

PROJECT DEVELOPMENT REVIEW

Amapari Project

Project commissioning continued through the quarter focussing on the crushing, agglomeration and stacking system. Commissioning was also commenced during the quarter on the leaching system and hydrometallurgical plant, with the first gold bar weighing 330 ounces successfully poured on September 23, 2005.   Construction of a number of key infrastructure areas was completed in the third quarter, including the leach solution pipework, water supply and main offices. Construction continues on the main workshop.  Final completion of the reclaimer and conveyor system continues, which is not yet required for production.

Pit pre-stripping continued from the five pits now opened up for maximum ore mining flexibility. Waste dump civil construction was also commenced. More than 3.4 million tonnes of waste have now been pre-stripped allowing the stockpiling and leach stacking of more than 395,000 tonnes of ore with an average grade of 2.04 g/t of gold. The larger waste stripping excavator and first of the larger haul trucks were also commissioned.

At September 30, 2005, direct construction costs for the project totalled $76 million.  These costs continued to be negatively impacted by the strong Brazilian currency, which appreciated against the United States dollar by a further 6% during the quarter (total of 30% since construction commenced).  This currency appreciation, together with oil and steel price increases, has increased these costs by a total of approximately $15 million.

Also, additional expenditures of $15 million have been incurred, which were originally anticipated in 2006 and future years, in order to increase mining flexibility.  These expenditures primarily relate to additional mining fleet and pre-stripping costs.  Pre-operating costs continue to be capitalized as the project has not yet achieved commercial production, which is expected by year end.

Infill drilling in the main pit continues to assist long term mine planning. Exploration activities have continued at Urucum East where drilling is to commence in the fourth quarter.  Following further surface mapping and sampling at Timbo an encouraging 3km trend of rock types has been outlined including 1km that has provided elevated gold grade chip samples. Once access tracks are fully permitted, drilling will commence. Three other areas of strong exploration interest have also been generated from data compilation within the 120km long tenement package.

Los Filos/Bermejal Project

On March 31, 2005, Goldcorp completed the acquisition of the 2.4 million ounce Bermejal gold deposit in Mexico for cash consideration of $70 million, from a joint venture of Industrias Peñoles S.A. de C.V. and Newmont Mining Corporation.  The Bermejal gold deposit is located just two kilometres south of Goldcorp's Los Filos gold deposit.

The Company plans to develop the two deposits as a single operation with two open pits and one single heap leach pad facility.  The feasibility study of a standalone Los Filos project is complete; however, in order to maximize the synergies with Bermejal, a detailed engineering study for the combined project is being completed.

Exploration continues in the area; 40,000 metres have been drilled to date with positive results.  The Los Filos ore deposit block model is already completed and mine design is well advanced as a part of the new combined feasibility study.  Step out drilling in the Bermejal pit has been completed and the block model work is in progress.

Advances in infrastructure included the completion of the first 9 km sector of the main access road and the remaining 13 km sector is expected to be completed by the end of this year. The 115 KV power transmission line and feeder are fully commissioned and approved by the Federal Council of Electricity.  The electrical distribution system, water supply system and pumping stations are all in progress.

The heap leach pad facilities are presently being excavated and sub drainage work has started, with geotextile membrane and piping installation.  Detailed engineering and procurement services were contracted for the hydrometallurgical plant.

The Los Filos stand alone environmental impact assessment (EIA), which includes the new pad area, has been approved by the Mexican Government Agency.   The Bermejal EIA as well as the land use change technical study and the environmental risk analysis, have been submitted for approval.

EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2005	2004	2005	2004
Depreciation and depletion	$29,457	$4,976	$87,349	$13,795
Corporate administration	7,442	2,107	18,234	6,514
Exploration	2,255	1,474	6,265	4,042

Depreciation and depletion, which relates to mining activities, increased to $29.5 million for the quarter, compared to $5 million in 2004, primarily as a result of the acquisition of Wheaton mining assets effective February 15, 2005.

Corporate administration costs increased during the third quarter of 2005, compared to the same period in 2004, due primarily to increased corporate activity relating to the Wheaton acquisition and the consolidation of Wheaton’s operating results in 2005.

OTHER INCOME (EXPENSE)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2005	2004	2005	2004
Interest and other income	$4,321	$1,728	$9,678	$7,379
Stock option expense	(3,096)	(1,087)	(10,572)	(3,298)
Gain (loss) on foreign currency	4,741	(259)	1,388	243
Gain (loss) on marketable securities, net	774	(5,620)	2,218	(7,163)
Corporate transaction costs	(153)	-	(3,592)	-
	$6,587	$(5,238)	$(880)	$(2,839)

As a result of the acquisition of Wheaton, Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5.3 million.  During the second quarter, the Company granted 5,000,000 stock options vesting over a period of three years, with a fair value of $19.9 million.  Of this, stock option expense of $2.9 million has been recognized in the third quarter, $2.9 million will be recognized in the fourth quarter, $8.1 million in 2006, $3.1 million in 2007 and $0.7 million in 2008.

During the third quarter, the Company earned a foreign currency gain of $4.7 million (nine months to September 30, 2005 - $1.4 million) as a result of holding a portion of its cash balances in Canadian dollars during a period of a weakening US dollar.  In addition, the Company earned interest income of $4.3 million (nine months to September 30, 2005 - $9.7 million) as a result of the increase in cash and cash equivalents near the end of the second quarter, upon the sale of the withheld gold bullion.

Corporate transaction costs pertaining to the acquisition of Wheaton in the amount of $0.2 million for the three months ended September 30, 2005 and $3.6 million for the nine months ended September 30, 2005 relate to severance and restructuring of insurance policies, which may not be capitalized as acquisition costs under current accounting standards and thus have been expensed.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended September 30, 2005 totalled $34.8 million, approximately 37% of earnings before taxes.  In 2004, income and mining taxes were $7.7 million, or 44% of earnings before taxes.  Income and mining taxes for the nine months ended September 30, 2005 totalled $108.5 million (approximately 36% of earnings before taxes) compared with $26.4 million (42% of earnings before taxes) in the prior year.

The lower effective tax rate during 2005 is due to the lower statutory tax rates applicable to the Wheaton operations.  The statutory tax rate at Goldcorp’s Canadian operations is approximately 40% while the combined statutory tax rate at the Wheaton operations is approximately 30%.

NON-CONTROLLING INTERESTS

During the quarter ended March 31, 2005, Goldcorp acquired an 82% interest in Wheaton, which resulted in an 18% non-controlling interest in the amount of $141.9 million.  During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3.5 million.  Goldcorp acquired the 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton.  The share of earnings of the 35% non-controlling interest for the three months to September 30, 2005 amounted to $2.3 million.

NON-GAAP MEASURES – PRO FORMA ADJUSTED NET EARNINGS

“Pro Forma Adjusted Net Earnings” when used with respect to Goldcorp net earnings for the three and nine months ended September 30, 2005, refers to net earnings that include 100% of the earnings of Goldcorp and Wheaton for the full three and nine month period, adjusted for certain items that management of Goldcorp believes facilitates the evaluation of future operations.  Pro Forma Adjusted Net Earnings excludes non-recurring stock option expenses and corporate transaction costs (including investment banking, legal, and other fees relating to the acquisition of Wheaton) and includes adjustments for gold bullion withheld or sold, during the period and estimated additional depreciation and depletion.  Management believes that such adjustments are appropriate.  Pro Forma Adjusted Net Earnings should not be construed as an alternative to net earnings determined in accordance with Canadian generally accepted accounting principles (“GAAP”).  For a reconciliation of Pro Forma Adjusted Net Earnings to net earnings, based on the financial statements prepared in accordance with GAAP, see “Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings”.  Pro Forma Adjusted Net Earnings is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP, and may differ from methods by which other companies calculate such measures and, accordingly, such measures as used herein may not be comparable to similarly titled measures used by other companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings:

(in thousands)	Three Months Ended Sep 30	Nine Months Ended Sep 30
Net earnings	$56,521	$184,040
Non-controlling interest in Wheaton (note 1)	-	3,548
Wheaton:
Results for January 1 – February 14, 2005 (note 2)	-	17,145
Estimated additional depreciation and depletion (note 3)	-	(4,383)
	56,521	200,350
Corporate transaction costs (note 4)	153	6,099
Bullion adjustments (note 5)	-	(39,392)
Pro forma adjusted net earnings	$56,674	$167,057

(1)

Add back non-controlling interest arising from Goldcorp only owning 82% of Wheaton between February 15 and April 15, 2005.

(2)

Includes 100% of Wheaton earnings from January 1 to February 14, 2005, adjusted for the non-recurring corporate transaction costs incurred by Wheaton to effect the merger.

(3)

Represents estimated additional depreciation and depletion if Wheaton had been acquired on January 1, 2005.

(4)

Represents adjustment for the non-recurring corporate transaction costs incurred by Goldcorp to effect the merger.  This includes stock option expenses incurred from the immediate vesting of all unvested options as a result of the transaction.

(5)

Represents adjustment to recognize earnings on all gold bullion withheld from sale, or sold, during the period.

Revenue from gold bullion production is recognized in the consolidated financial statements when title passes to the purchaser and, as a result, revenue is recorded when the gold is sold, not when it is produced.  During the second quarter the Company decided to abandon its previous policy to withhold gold bullion production and sold its bullion inventory, therefore there is no bullion adjustment in the third quarter.

Reconciliation of Pro Forma Adjusted Basic Earnings per Share

The number of shares used in the computation of pro forma adjusted basic earnings per share is as follows:

(in thousands)	Three Months Ended September 30	Nine Months Ended September 30
Weighted-average number of Goldcorp shares outstanding for the period	336,651	305,944
Adjustment to reflect acquisition of 100% of Wheaton, effective January 1, 2005	-	28,923
Pro forma weighted average number of shares outstanding for period	336,651	334,867
Pro Forma Adjusted Net Earnings	$56,674	$167,057
Pro forma adjusted basic earnings per share	$0.17	$0.50

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except gold ounces sold and per ounce amounts)	2005	2004	2005	2004
Operating expenses per financial statements	$77,538	$18,973	$213,193	$49,190
Industrial minerals operating expense	(2,889)	(2,991)	(8,691)	(8,702)
Treatment and refining charges on concentrate sales	13,586	-	28,655	-
By-product silver and copper sales, and other	(84,387)	(316)	(176,940)	(854)
Non-cash adjustments	(1,310)	(1,960)	(5,037)	(4,434)
	$2,538	$13,706	$51,180	$35,200
Divided by gold ounces sold	276,700	112,800	1,037,300	313,800
Total cash costs per ounce	$9	$121	$49	$112

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005 the Company held cash and cash equivalents of $421 million (December 31, 2004 - $333 million) and working capital of $431 million (December 31, 2004 - $400 million).

In the opinion of management, the working capital at September 30, 2005, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $3,839 million at September 30, 2005 from $702 million at December 31, 2004, primarily as a result of the acquisition of Wheaton.  The Wheaton acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $2,955 million, an increase in total liabilities of $720 million, and an increase in shareholders’ equity of $2,235 million.  Mining interests increased by $2,397 million, representing the fair value of Wheaton’s mining properties acquired, and goodwill increased by $249 million.  Future income tax liabilities of $541 million and deferred employee profit sharing liabilities of $86 million were accrued on the acquisition and will be amortized to income as the related mining interests are depreciated.  Accounting for income taxes uses the liability method which takes into consideration the differences between accounting and tax values of all assets and liabilities.  In particular, on business acquisitions, the Company grosses up the value of mining interests acquired to reflect the recognition of future income tax liabilities for the tax effect of such differences.

During the quarter, the Company generated operating cash flows of $85 million (nine months ended September 30, 2005 - $329 million), compared with $22 million (nine months ended September 30, 2004 - $31 million) during the same period of 2004.  The favourable non-cash operating working capital movement during the nine months ended September 30, 2005 primarily resulted from the second quarter sale of the gold bullion inventory, offset by cash tax payments at Alumbrera of $69 million.  Conversely, a negative non-cash operating working capital movement of $44 million during the nine months to September 30, 2004 was largely due to cash tax payments.

The acquisition of Wheaton during 2005 resulted in net cash acquired of $132 million after cash payments of acquisition costs.  In January 2005, the Company invested cash of $70 million to acquire the Bermejal property in Mexico.  During the nine months ended September 30, 2005, the Company invested a total of $195 million in mining interests, including $43 million at Red Lake, $72 million at the Luismin operations, $57 million at Amapari and $15 million at Peak.

Cash dividend payments for the nine months totalled $136 million, primarily due to the payment of a special $0.50 per share cash dividend, totalling approximately $95 million, during the first quarter.   The Company paid a monthly dividend of $0.015 per share, resulting in cash dividend payments for the third quarter of $15.2 million.

As of November 7, 2005, there were 339 million common shares of the Company issued and outstanding and 13.8 million stock options outstanding under its share option plan.  In addition, the Company had 7 million share purchase warrants outstanding (exchangeable for 14.5 million common shares) and 158.1 million Series A, B and C share purchase warrants outstanding (exchangeable for 39.5 million common shares), issued in exchange for existing Wheaton share purchase warrants.

Derivative instruments

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Commitments

Commitments exist for expenditures for mining interests of approximately $101 million, primarily relating to the Red Lake expansion and commencement of construction at Los Filos/Bermejal.

Related party transactions

During the nine months ended September 30, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Robert R. McEwen, the former non-Executive Chairman and CEO of Goldcorp.  These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totalling approximately $4 million.  During the third quarter, the Company sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $0.3 million.

CRITICAL ACCOUNTING POLICIES

Acquisition accounting

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

Goodwill and impairment testing

The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that a reporting unit’s carrying amount is greater than its fair value.  This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill.  We compare this fair value to the total carrying amount of the reporting unit (including goodwill).  If the fair value exceeds this carrying amount, we consider that the goodwill is not impaired.  If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

Non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying value of the subsidiaries.  As at September 30, 2005, non-controlling interests had a 35% interest in Silver Wheaton.

OUTLOOK

Goldcorp anticipates continued strong operating results for the fourth quarter of 2005, with total gold production for the year forecast to exceed 1.1 million ounces at a total cash cost of less than $60 per ounce (net of by-product sales revenue).

Expenditures for mining interests for the remainder of the year are forecast to approximate $69 million, which primarily relate to the Red Lake expansion and construction at the Los Filos/Bermejal project.

SUBSEQUENT EVENT

On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests.  Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer Dome”) for approximately $9.2 billion in shares and cash and in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.35 billion.  Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile.  Goldcorp will also acquire a 40% interest in the Pueblo Viejo development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances of over $400 million, $500 million from its existing revolving credit facilities, and new committed credit facilities of $700 million.  The new $700 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $350 million.  Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio.  All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

On completion of this transaction, Goldcorp’s annualized 2006 gold production will increase by approximately 50% to over 2 million ounces at a total cash cost of less than US$150/oz.  Proven and probable reserves will increase by 83% to approximately 23 million ounces, measured and indicated gold resources by 195% to 16 million ounces, and inferred gold resources by 86% to 11 million ounces.  The transaction provides geographical synergies, participation in a large-scale, long-life development asset as well as strong exploration potential in Canada, which should significantly enhance Goldcorp’s growth profile while maintaining its status as the lowest cost million ounce gold producer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business – Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the respective annual information forms of Goldcorp and Wheaton River Minerals Ltd., each for the year ended December 31, 2004, and other continuous disclosure documents filed by Goldcorp since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Consolidated Statements of Earnings

(in thousands of United States dollars and shares, except per share amounts - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2005	2004	2005	2004
Revenues		$203,669	$50,369	$628,124	$139,144
Operating expenses		77,538	18,973	213,193	49,190
Depreciation and depletion		29,457	4,976	87,349	13,795
Earnings from mine operations		96,674	26,420	327,582	76,159
Corporate administration		7,442	2,107	18,234	6,514
Exploration		2,255	1,474	6,265	4,042
Earnings from operations		86,977	22,839	303,083	65,603
Other income (expense)
Interest and other income		4,321	1,728	9,678	7,379
Stock option expense	12	(3,096)	(1,087)	(10,572)	(3,298)
Gain (loss) on foreign currency		4,741	(259)	1,388	243
Gain (loss) on marketable securities, net		774	(5,620)	2,218	(7,163)
Corporate transaction costs	6	(153)	-	(3,592)	-
		6,587	(5,238)	(880)	(2,839)
Earnings before taxes and non-controlling interests		93,564	17,601	302,203	62,764
Income and mining taxes		(34,774)	(7,747)	(108,488)	(26,384)
Non-controlling interests		(2,269)	-	(9,675)	-
Net earnings		$56,521	$9,854	$184,040	$36,380

Earnings per share	12
Basic		$0.17	$0.05	$0.60	$0.19
Diluted		0.15	0.05	0.54	0.19
Weighted average number of shares outstanding
Basic		336,651	189,799	305,944	189,640
Diluted		374,841	193,068	339,044	193,323

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(in thousands of United States dollars - Unaudited)

	Note	September 30 2005	December 31 2004
Assets
Current
Cash and cash equivalents		$420,901	$333,375
Gold bullion (market value: $nil; 2004 - $96,363)		-	33,895
Marketable securities (market value: $33,195; 2004 - $31,006)		20,552	22,873
Accounts receivable		58,724	7,197
Income and mining taxes receivable		2,774	12,269
Inventories and stockpiled ore	7	70,692	15,329
Other		9,252	1,735
		582,895	426,673
Mining interests	3,8	2,845,964	264,949
Goodwill	3	249,315	-
Silver contract	5	75,241	-
Stockpiled ore	7	50,961	-
Future income and mining taxes		3,455	-
Long-term investments (market value: $15,110 ; 2004 - $nil)		15,069	-
Other		16,325	9,896
		$3,839,225	$701,518
Liabilities
Current
Accounts payable and accrued liabilities		$78,262	$25,507
Income and mining taxes payable		73,953	-
Future income and mining taxes		-	1,149
		152,215	26,656
Future income and mining taxes		617,316	70,610
Reclamation and closure cost obligations		50,225	26,403
Future employee benefits and other	10	90,268	-
		910,024	123,669
Non-controlling interests	11	61,729	-
Shareholders’ equity
Capital stock	12	2,633,846	386,703
Cumulative translation adjustment		101,930	107,741
Retained earnings		131,696	83,405
		2,867,472	577,849
		$3,839,225	$701,518
Commitments and contingencies (note 15) Subsequent events (notes 17)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of United States dollars - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2005	2004	2005	2004
Operating activities
Net earnings		$56,521	$9,854	$184,040	$36,380
Reclamation expenditures		(1,009)	(135)	(2,535)	(712)
Items not affecting cash
Depreciation and depletion		29,457	4,976	87,349	13,795
(Gain) loss on marketable securities, net		(774)	5,620	(2,218)	7,163
Stock option expense		3,096	1,087	10,572	3,298
Future income and mining taxes		3,651	2,131	1,532	14,414
Non-controlling interests		2,269	-	9,675	-
Other		(6,878)	-	(1,501)	-
Change in non-cash operating working capital	13	(1,517)	(1,227)	42,016	(43,623)
Net cash provided by operating activities		84,816	22,306	328,930	30,715
Investing activities
Mining interests		(77,885)	(14,082)	(194,506)	(43,506)
Acquisition of Wheaton River Minerals Ltd, net of cash acquired	3	-	-	132,446	-
Acquisition of Bermejal property	4	-	-	(70,010)	-
Purchase of marketable securities		-	(4,988)	(8,205)	(21,611)
Proceeds from sale of marketable securities		3,303	30	18,782	3,827
Long-term investments		(15,069)	-	(15,069)	-
Other		(1,462)	210	(1,649)	955
Net cash used in investing activities		(91,113)	(18,830)	(138,211)	(60,335)
Financing activities
Common shares issued		14,237	831	27,577	3,346
Dividends paid to common shareholders		(15,231)	(8,537)	(135,749)	(44,523)
Other		(409)	-	2,903	-
Net cash used in financing activities		(1,403)	(7,706)	(105,269)	(41,177)
Effect of exchange rate changes on cash		7,758	17,022	2,076	7,485
Increase (decrease) in cash and cash equivalents		58	12,792	87,526	(63,312)
Cash and cash equivalents, beginning of period		420,843	302,850	333,375	378,954
Cash and cash equivalents, end of period		$420,901	$315,642	$420,901	$315,642
Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

(in thousands - Unaudited)

	Common Shares		Share Purchase Warrants		Cumulative Translation Adjustment
	Shares	Amount		Stock Options		Retained Earnings	Total
At January 1, 2004	189,274	$359,717	$16,110	$2,275	$66,282	$63,358	$507,742
Stock options exercised	706	3,529	-	(9)	-	-	3,520
Fair value of stock options issued	-	-	-	5,081	-	-	5,081
Dividends declared	-	-	-	-	-	(31,300)	(31,300)
Unrealized gain on translation of non-US dollar denominated accounts	-	-	-	-	41,459	-	41,459
Net earnings	-	-	-	-	-	51,347	51,347
At December 31, 2004	189,980	363,246	16,110	7,347	107,741	83,405	577,849
Issued pursuant to Wheaton acquisition (note 3)	143,771	1,887,421	290,839	30,794	-	-	2,209,054
Stock options exercised	2,178	24,031	-	(6,765)	-	-	17,266
Share purchase warrants exercised	1,958	22,358	(11,861)	-	-	-	10,497
Fair value of stock options issued	-	-	-	10,522	-	-	10,522
Share issue costs	-	(196)	-	-	-	-	(196)
Dividends declared	-	-	-	-	-	(135,749)	(135,749)
Unrealized loss on translation of non-US dollar denominated accounts	-	-	-	-	(5,811)	-	(5,811)
Net earnings	-	-	-	-	-	184,040	184,040
At September 30, 2005	337,887	$2,296,860	$295,088	$41,898	$101,930	$131,696	$2,867,472

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Nine Months Ended September 30, 2005

(in United States dollars, tabular amounts in thousands - Unaudited)

1.   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading intermed\iate gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) during the year (note 3), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States.  Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil.  Goldcorp also owns a 65% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, other than as set out below. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004, since they do not contain all disclosures required by Canadian GAAP for annual financial statements.

(a)   Basis of presentation

These consolidated financial statements reflect the results of Goldcorp’s Red Lake and Wharf mines, together with an 82% interest in those of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3).

The principal mining assets of Wheaton are listed below:

Mining Asset	Location	Ownership Interest	Status	Operations and Development Projects Owned
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos/ Bermejal development project
Mineraçao Pedra Branco do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari development project
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine
Silver Wheaton Corp (“Silver Wheaton”)	Canada	65%	Consolidated	Silver contracts in Mexico and Sweden

(b)   Revenue recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue for sales of metal concentrate.

(c)   Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(d)   Goodwill

The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that a reporting unit’s carrying amount is greater than its fair value.  This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill.  We compare this fair value to the total carrying amount of the reporting unit (including goodwill).  If the fair value exceeds this carrying amount, we consider that the goodwill is not impaired.  If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(e)   Silver contract

Contracts for which settlement is called for in silver are recorded at cost.  These assets are depreciated on a unit-of-sale basis over the estimated recoverable reserves and resources at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken at least annually to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

(f)   Long-term investments

Long-term investments are carried at cost.  When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.

(g)   Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a separate component of shareholders’ equity.  In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it has been determined that as of April 1, 2005, the United States dollar is the reporting and measurement currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward.  All operations outside of Canada, including those of Wheaton, previously applied the United States dollar as their reporting and measurement currency and therefore translated their operating results using the temporal method.  Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates; and foreign exchange gains and losses are included in the determination of earnings.

 (h)   Non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying values of the subsidiaries.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the underlying equity of the shares involved.  Dilution gains that do not represent the culmination of earnings are deferred and recognized as revenue on a systematic basis.

(i)   Financial instruments

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates.

(j)   Income and mining taxes

The Company uses the liability method of accounting for income taxes.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rate changes.

 (k)   Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s presentation.

3.   BUSINESS COMBINATION

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton.  As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer.  With conditions met, the special $0.50 per share cash dividend, totalling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired.  In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”.  These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter.

The preliminary allocation of the purchase price of the shares of Wheaton is summarized in the following table and is subject to adjustment:

Purchase price
Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887,421
Share purchase warrants of Goldcorp in exchange for those of Wheaton (174.8 million warrants)	290,839
Stock options of Goldcorp in exchange for those of Wheaton (4.9 million options)	30,794
Acquisition costs	25,969
$2,235,023
Net assets acquired:
Cash and cash equivalents	$168,663
Marketable securities	4,348
Other non-cash operating working capital	(7,753)
Mining interests	2,396,671
Silver contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Other liabilities	(10,248)
Future income taxes, net	(540,570)
Reclamation and closure costs obligations	(20,613)
Future employee benefits and other	(86,424)
Non-controlling interest in Silver Wheaton (35%) (note 11)	(54,908)
Net identifiable assets	1,985,708
Residual purchase price allocated to goodwill	249,315
$2,235,023

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share.  This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

4.   ACQUISITION

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of US$70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation.  The Bermejal gold deposit is located two kilometres south of Goldcorp's Los Filos gold deposit, where a feasibility study has recently been completed.  The Company plans to develop the two deposits as a single project, the Los Filos/Bermejal project, and a detailed engineering study for the combined project is being completed.

5.   SILVER CONTRACT

Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.  The carrying value of the silver contract at September 30, 2005 is $75,241,000 which is being amortized on a unit-of-sale basis.

6.   CORPORATE TRANSACTION COSTS

Certain costs associated with the restructuring of Goldcorp’s Toronto office, following the acquisition of Wheaton, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards.  These costs have been expensed in the amount of $153,000 for the three months ended September 30, 2005 (nine months ended September 30, 2005 - $3,592,000).

7.   INVENTORIES AND STOCKPILED ORE

	September 30 2005	December 31 2004
Supplies	$20,405	$4,146
Finished goods	19,314	644
Work in process	25,560	10,539
Stockpiled ore	56,374	-
	121,653	15,329
Less: non-current stockpiled ore	50,961	-
	$70,692	$15,329

Non-current stockpiled ore is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.

8.   MINING INTERESTS

	September 30, 2005			December 31, 2004
	Cost	Accumulated Depreciation and Depletion	Net	Cost	Accumulated Depreciation and Depletion	Net
Mineral properties
Red Lake mine, Canada	$271,582	$(100,796)	$170,786	$234,565	$(90,080)	$144,485
Alumbrera mine, Argentina	399,257	(22,570)	376,687	-	-	-
Luismin mines, Mexico	577,410	(10,359)	567,051	-	-	-
Peak mine, Australia	165,443	(3,713)	161,730	-	-	-
Wharf mine, United States	52,183	(44,101)	8,082	48,985	(40,764)	8,221
	1,465,875	(181,539)	1,284,336	283,550	(130,844)	152,706
Plant and equipment
Red Lake mine, Canada	165,461	(58,020)	107,441	160,567	(52,339)	108,228
Alumbrera mine, Argentina	208,853	(10,510)	198,343	-	-	-
Luismin mines, Mexico	55,148	(2,075)	53,073	-	-	-
Peak mine, Australia	23,063	(1,928)	21,135	-	-	-
Wharf mine, United States	50,964	(50,655)	309	50,915	(50,280)	635
Corporate and other, Canada	16,670	(12,725)	3,945	16,345	(12,965)	3,380
	520,159	(135,913)	384,246	227,827	(115,584)	112,243
Properties under development
Los Filos/Bermejal project, Mexico	292,572	-	292,572	-	-	-
Amapari project, Brazil	718,637	-	718,637	-	-	-
	1,011,209	-	1,011,209	-	-	-
Exploration projects
El Limón and other projects, Mexico	166,173	-	166,173	-	-	-
	$3,163,416	$(317,452)	$2,845,964	$511,377	$(246,428)	$264,949

9.   BANK CREDIT FACILITIES

(a)   The Company has an Aus$5,000,000 ($3,821,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at September 30, 2005.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(b)   During 2005, the Company cancelled a $300 million acquisition facility and a $75 million revolving working capital facility, both of which were undrawn.

 (c)   On July 29, 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders.  The facility is unsecured and available to finance acquisitions and for general corporate purposes.  Amounts drawn incur interest at LIBOR plus 0.625 % to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million.  Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio.  All amounts drawn are required to be refinanced or repaid by July 29, 2010.  The facility is currently undrawn.

10.   FUTURE EMPLOYEE BENEFITS AND OTHER

	September 30 2005	December 31 2004
Deferred employee profit sharing	$85,248	$-
Other	5,020	-
	$90,268	$-

Deferred employee profit sharing

Under Mexican tax laws, the Company is required to remit 10% of taxable income to employees as statutory profit sharing.  The provision for deferred profit sharing is based on the liability method.  Deferred profit sharing liabilities arise from the recognition of the differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.

11.   NON-CONTROLLING INTERESTS

During the quarter ended March 31, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3) which resulted in an 18% non-controlling interest of $141,850,000.  During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3,548,000.  Goldcorp acquired the 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton.  The details of this non-controlling interest are as follows:

At January 1, 2005	$-
Arising upon acquisition of Wheaton	54,908
Issuance of shares of Silver Wheaton to non-controlling interests	694
Share of net earnings of Silver Wheaton	6,127
At September 30, 2005	$61,729

12.   SHAREHOLDERS’ EQUITY

	September 30 2005	December 31 2004
Common shares	$2,296,860	$363,246
Share purchase warrants (a)	295,088	16,110
Stock options (b)	41,898	7,347
	$2,633,846	$386,703

At September 30, 2005, the Company had 337,887,000 common shares outstanding (December 31, 2004 – 189,980,000).  Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

 (a)   Share Purchase Warrants

The payment of a special dividend (note 3) during February 2005 resulted in an adjustment to the exchange ratio of Goldcorp’s warrants outstanding prior to the acquisition of Wheaton – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.  Upon completion of the Wheaton transaction on April 15, 2005, Goldcorp issued 174.8 million Series A, B and C share purchase warrants to the former Wheaton share purchase warrant holders.  Each share purchase warrant is exercisable for 0.25 Goldcorp common shares at prices ranging from C$1.65 to C$3.10 (or C$6.60 to C$12.40 for four share purchase warrants which are exchangeable for one Goldcorp common share), with expiry dates ranging from 2007 to 2008.

The following table summarizes information about the share purchase warrants outstanding at September 30, 2005:

(in thousands of warrants and shares)	Warrants Outstanding	Exercise Price	Exchange Ratio	Common Shares to be Received upon Exercise of Warrants	Effective Price Per Share	Expiry Date
US dollar Warrants	3,991	$25.00	2.08	8,302	$12.02	April 30, 2007
Canadian dollar Warrants
Series A and C	102,825	C$1.65	0.25	25,706	C$6.60	May 30, 2007
Series B	64,133	3.10	0.25	16,033	12.40	August 25, 2008
Share purchase warrants	3,000	20.00	2.08	6,240	9.62	May 13, 2009
				47,979	C$8.93

(b)   Stock Options

On May 15, 2005, shareholders approved the Company’s 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants.

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model with the following assumptions: risk-free interest rate of 3% (2004 – 4%); dividend yield of 1% (2004 – 1%); volatility factor of the expected market price of the Company’s common stock of 30% (2004 – 42%); and a weighted average expected life of the options of fours years (2004 - five years).  The fair value of the options is expensed over the vesting period of the options.  No compensation expense had been recorded for stock options issued before January 1, 2003.  As a result of the acquisition of Wheaton, all Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5,320,000.  On April 15, 2005, as a result of the Wheaton acquisition, Wheaton stock options with a fair value of $30,794,000 were converted to 4.9 million Goldcorp stock options, all of which are fully vested and are exercisable at prices ranging from C$2.28 to C$15.68, with expiry dates ranging from 2006 to 2010.

In addition, on June 29, 2005, the Company granted 5,000,000 stock options which vest over a period of three years, are exercisable at C$19.23 per option and have a total fair value of $19,855,000.  Compensation expense of $2,856,000 has been recognized in the third quarter and the remainder will be recognized as the stock options vest.

(in thousands, except per option amounts)	Outstanding	Weighted Average Exercise Price
At January 1, 2004	6,012	C$12.68
Granted	1,335	16.89
Exercised	(706)	(6.64)
Cancelled	(497)	(16.47)
At December 31, 2004	6,144	13.98
Issued in connection with acquisition of Wheaton	4,917	9.52
Granted	5,000	19.23
Exercised	(2,153)	(9.83)
Cancelled	(24)	(17.01)
At September 30, 2005	13,884	C$14.93

The following table summarizes information about the options outstanding at September 30, 2005:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
$2.05 – $3.90	475	C$3.01	2.9	475	C$3.01	2.9
$4.40 – $8.48	1,516	6.10	2.4	1,516	6.10	2.4
$11.40 – $13.30	3,861	12.56	4.9	3,861	12.56	4.9
$14.80 – $16.87	1,354	16.53	8.0	1,354	16.53	8.0
$17.15 – $19.46	6,665	18.83	9.3	2,198	18.01	8.4
$23.80	13	23.80	8.2	13	23.80	8.2
	13,884	C$14.93	7.8	9,417	C$12.90	6.8

(c)   Restricted Share Units

On May 15, 2005, shareholders approved the Company’s Restricted Share Unit Plan which allows for up to 500,000 restricted share units to be granted to employees, directors and consultants.

On June 29, 2005, the Company issued 31,500 restricted share units to the non-executive Directors of the Company, which vest over a period of two years from the grant date.  The Company will record compensation expense totalling $495,000 over the two year vesting period.  Compensation expense of $227,000 has been recognized in the third quarter and the remainder will be recognized as the restricted share units vest.

(d)   Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Earnings available to common shareholders	$56,521	$9,854	$184,040	$36,380

Weighted average shares outstanding	336,651	189,799	305,944	189,640
Effect of dilutive securities:
Stock options	4,048	1,033	2,897	1,139
Warrants	34,121	2,236	30,182	2,544
Restricted share units	21	-	21	-
Adjusted weighted average shares and assumed conversions	374,841	193,068	339,044	193,323
Earnings per share
Basic	$0.17	$0.05	$0.60	$0.19
Diluted	$0.15	$0.05	$0.54	$0.19

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Stock options	13	1,832	5,118	1,843
Warrants	-	8,000	-	-

(e)   Pro forma Earnings

The following is the Company’s pro forma earnings with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used are consistent with those described in Note 8 (d) to the 2004 audited consolidated financial statements):

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Net earnings	$56,521	$9,854	$184,040	$36,380
Net additional compensation expense related to fair value of stock options	-	(336)	(320)	(1,120)
Pro forma earnings	$56,521	$9,518	$183,720	$35,260
Pro forma earnings per share
Basic	$0.17	$0.05	$0.60	$0.19
Diluted	$0.15	$0.05	$0.54	$0.18

13.   SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Change in non-cash operating working capital
Gold bullion	$-	$(7,901)	$33,895	$(21,331)
Accounts receivable	(10,512)	(5,366)	(7,959)	(140)
Income and mining taxes receivable	-	-	12,269	-
Inventories and stockpiled ore	(6,943)	4,320	(12,511)	7,041
Accounts payable and accrued liabilities	919	2,502	(7,485)	(4,049)
Income and mining taxes payable	14,793	4,726	21,294	(25,557)
Other	226	492	2,513	413
	$(1,517)	$(1,227)	$42,016	$(43,623)
Non-cash financing and investing activities
Shares issued on acquisition of Wheaton	$-	$-	$1,887,421	$-
Warrants issued in exchange for those of Wheaton	-	-	290,839	-
Options issued in exchange for those of Wheaton	-	-	30,794	-
Operating activities included the following cash payments
Interest paid	$-	$-	$-	$-
Income taxes paid	15,529	2,666	73,934	39,493

14.   SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.

	Three Months Ended September 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
Revenues	$65,448	$81,479	$24,300	$-	$11,536	$7,002	$18,107	$(4,203)	$203,669
Depreciation and depletion	7,252	14,225	4,968	-	2,486	1,496	1,641	(2,611)	29,457
Earnings from operations	36,935	36,002	3,503	-	1,927	537	6,088	1,985	86,977
Expenditures for mining interests	14,271	1,053	35,775	17,948	7,556	1,247	-	35	77,885

	Nine Months Ended September 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(note 1)	(note 1)	(note 1)	(note 1)		(note 1)	(note 1)
Revenues	$298,374	$168,275	$63,687	$-	$31,890	$28,954	$48,227	$(11,283)	$628,124
Depreciation and depletion	26,993	33,080	12,581	-	5,823	6,167	4,276	(1,571)	87,349
Earnings (loss) from operations	205,255	71,339	10,231	-	5,773	3,190	16,542	(9,247)	303,083
Expenditures for mining interests	43,455	3,118	72,228	56,878	15,450	3,248	-	129	194,506
Total assets	284,902	710,691	1,187,138	731,921	202,879	47,130	296,895	377,669	3,839,225

(1)

Includes results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

	Three Months Ended September 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues	$41,372	$5,763	$3,234	$50,369
Depreciation and depletion	3,365	1,370	241	4,976
Earnings (loss) from operations	26,542	1,545	(5,248)	22,839
Expenditures for mining interests	12,528	1,426	128	14,082

	Nine Months Ended September 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues	$110,325	$19,294	$9,525	$139,144
Depreciation and depletion	8,759	4,528	508	13,795
Earnings (loss) from operations	74,951	3,092	(12,440)	65,603
Expenditures for mining interests	38,382	4,921	203	43,506
Total assets (December 31, 2004)	280,289	32,037	389,192	701,518

The geographical distribution of the above segments is as follows:

•

Canada - Red Lake and Corporate

•

Argentina - Alumbrera

•

Mexico - Luismin (includes Luismin mines, Los Filos/Bermejal project, El Limón and other projects)

•

Australia - Peak

•

United States - Wharf

•

Cayman Islands - Silver Wheaton

15.   COMMITMENTS AND CONTINGENCIES

(a)

Commitments exist for capital expenditures of approximately $101 million.

(b)

In early May 2005, the Corporation was served with Statements of Claim with respect to a class action against, among others, the Corporation and certain of its directors.  The plaintiffs are seeking an unspecified amount of damages as a result of stock options granted in September 2004. The claims allege that the defendants acted on material non-public information at the time of the option grants. The Corporation believes that the allegations are unfounded and intends to vigorously defend these claims.

16.   RELATED PARTY TRANSACTION

During the nine months ended September 30, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp.  These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totalling approximately $4 million.  During the third quarter, the Company sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $0.3 million.

17.   SUBSEQUENT EVENT

On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests.  Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer Dome”) for approximately $9.2 billion in shares and cash and in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.35 billion.  Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile.  Goldcorp will also acquire a 40% interest in the Pueblo Viejo development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances of over $400 million, $500 million from its existing revolving credit facilities, and new committed credit facilities of $700 million.  The new $700 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $350 million.  Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio.  All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

HEAD OFFICE

Waterfront Centre

Suite 1560 - 200 Burrard Street

Vancouver, BC V6C 3L6

Canada

Telephone:

(604) 696-3000

Fax:

(604) 696-3001

Website:

goldcorp.com

TORONTO OFFICE

Suite 2700 - 145 King Street West

Toronto, ON M5H 1J8

Canada

Telephone:

(416) 865-0326

Fax:

(416) 361-5741

AUSTRALIA OFFICE

Suite 1002, Level 10

Gold Fields House

1 Alfred Street

Sydney, NSW

Australia 2000

Telephone:

61 (2) 9252-1220

Fax:

61 (2) 9252-1221

MEXICO OFFICE

Luismin SA de CV

Arquimedes #130 – 8th Floor, Polanco

11560 Mexico, DF Mexico

Telephone:

52 (55) 9138-4000

Fax:

52 (55) 5280-7636

INVESTOR RELATIONS

Julia Hasiwar

Director, Investor Relations

Toll free:

(800) 567-6223

Email:

info@goldcorp.com

DIRECTORS

David Beatty

Lawrence Bell

John Bell

Douglas Holtby, Non-Executive Chairman

Brian Jones

Antonio Madero

Donald Quick

Michael Stein

Ian Telfer

EXECUTIVE OFFICERS

Ian Telfer

President & Chief Executive Officer

Russell Barwick

Executive Vice-President & Chief Operating Officer

Peter Barnes

Executive Vice-President & Chief Financial Officer

Eduardo Luna

Executive Vice-President & President Luismin SA de CV

STOCK EXCHANGE LISTING

Toronto Stock Exchange:

G

New York Stock Exchange:

GG

TRANSFER AGENT

CIBC Mellon Trust Company

Suite 1600

1066 West Hastings Street

Vancouver, BC V6E 3X1

Canada

Toll free in Canada and the US:

(800) 387-0825

Outside of Canada and the US:

(416) 643-5500

Email:

inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC